UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Trivago, N.V.

(Name of Issuer)
American Depositary Shares representing Class A Shares

(Title of Class of Securities)
89686D105

(CUSIP Number)

April 20, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Foxhaven Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,427,860
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,427,860
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,427,860
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12		TYPE OF REPORTING PERSON PN,IA

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Foxhaven Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,971,476
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,971,476
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,971,476
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Michael Pausic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,427,860
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,427,860
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,427,860
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Nicholas Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,427,860
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,427,860
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,427,860
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Trivago, N.V.

(b) Address of Issuer’s Principal Executive Offices

Bennigsen-Platz 1, 40474 Dusseldorf, Duesseldorf, Germany

Item 2.	(a) Name of Person Filing

 This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Foxhaven Asset Management, LP, a Delaware limited partnership ("Foxhaven");

(ii) Foxhaven Master Fund, LP (“Foxhaven Master”);

(iii) Michael Pausic, a U.S. Citizen ("Mr. Pausic"); and

(iv) Nicholas Lawler, a U.S. Citizen ("Mr. Lawler").

This statement relates to the ADRs (as defined in Item 2(d) below) held for the accounts of Foxhaven Master, a Cayman limited partnership; Foxway, LP ("Foxway"), a Delaware limited partnership and Foxlane, LP ("Foxlane"), a Delaware limited partnership. Foxhaven Master, Foxway and Foxlane are collectively referred to as the "Foxhaven Funds".

Foxhaven is a registered investment adviser that directs the voting and disposition of the ADRs directly owned by the Foxhaven Funds. Foxhaven Capital GP, LLC (“Foxhaven GP”) is the general partner of the Foxhaven Funds. As a result, Foxhaven and Foxhaven GP may be deemed to have voting and dispositive power over the ADRs held for the accounts of the Foxhaven Funds.

Mr. Pausic and Mr. Lawler are Managing Members of the general partner of Foxhaven and Foxhaven GP and may be deemed to have voting and dispositive power with respect to the ADRs directly owned by the Foxhaven Funds.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the ADRs reported herein.

(b) Address of Principal Business Office, or, if none, Residence

410 E Water Street, Suite 888, Charlottesville, VA 22902

(c) Citizenship

Foxhaven Asset Management, LP is a limited partnership organized under the laws of the State of Delaware. Foxhaven Master Fund, LP is a limited partnership organized under the laws of the Cayman Islands. Mr. Pausic and Mr. Lawler are United States citizens.

(d) Title of Class of Securities

American Depositary Shares representing Class A Shares (“ADRs”)

(e) CUSIP No.:

89686D105

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 8 of 10 Pages

 Item 4. Ownership

(a) Foxhaven Master holds 1,971,476, which represents 6.6% of the outstanding ADRs and the remaining 1,456,384 shares are held by certain other funds advised by Foxhaven.

(b) Foxhaven, Mr. Pausic and Mr. Lawler may be deemed to beneficially own 11.4% of the outstanding ADRs. The percent of class was calculated based on 30,026,635 ADRs issued and outstanding as of December 31, 2016, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2017.

(c) Foxhaven, as the investment manager of the Foxhaven Funds, may direct the vote and disposition of the 3,427,860 ADRs held by the Foxhaven Funds. As the Managing Members of the general partner of Foxhaven, Mr. Pausic and Mr. Lawler may be deemed to share voting and dispositive power with respect to the 3,427,860 ADRs held by the Foxhaven Funds.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2017

FOXHAVEN ASSET MANAGEMENT, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

FOXHAVEN MASTER FUND, LP By: Foxhaven Asset Management, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

By:	/s/ Michael Pausic
	Name:	Michael Pausic

By:	/s/ Nicholas Lawler
	Name:	Nicholas Lawler

CUSIP No. 89686D105	SCHEDULE 13G/A	Page 10 of 10 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G/A (including any and all amendments thereto) with respect to the American Depositary Shares representing Class A Shares, of Trivago, N.V., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G/A and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 24, 2017.

FOXHAVEN ASSET MANAGEMENT, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

FOXHAVEN MASTER FUND, LP By: Foxhaven Asset Management, LP

By:	/s/ Michael Gennaro
	Name:	Michael Gennaro
	Title:	Chief Operating Officer

By:	/s/ Michael Pausic
	Name:	Michael Pausic

By:	/s/ Nicholas Lawler
	Name:	Nicholas Lawler